BAKER & McKENZIE
東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 AUG 12 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08004275

Asia Pacific
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Europe & Middle East
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North & South America
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Washington, DC

August 7, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Part of Summary of Consolidated Business Results for the First Quarter of FY March 2009 dated August 7, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
AUG 14 2008 E
THOMSON REUTERS

Seishi Ikeda

SI/mt
Enclosure

dw 8/13

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

August 7, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Part of Summary of Consolidated Business Results for the First Quarter of FY March 2009

Notice is hereby given that the Company corrected a part of "Summary of Business Result for the First Quarter ended June 30, 2008" which was announced on July 31, 2008. The corrected part is underlined as below.

Description

1. Correction (page 1)

1. Consolidated Business Results for 1st quarter of FY March 2009 (April 1, 2008 - June 30, 2008)

(1) Results of Operations

[Before Correction] (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2008	31,113	—	2,791	—	2,676	—	1,442	—
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,102	5.6	1,768	0.8

FY	Net income per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2008	28.21	26.10
1Q ended Jun. 2007	33.58	31.09

[After Correction] (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2008	31,113	—	2,791	—	2,676	—	1,442	—
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,112	5.9	1,777	1.3

FY	Net income per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2008	28.21	26.10
1Q ended Jun. 2007	33.75	31.25

- END -

END